Exhibit (a)(16)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

ILYA PICHKHADZE , individually and on	)
behalf of all others similarly situated,	)
)
Plaintiff,	)
	)	Civil Action No.
v.	)
)
JOSEPH COWAN, JOHN DORMAN,	)
EDWARD HOROWITZ, BRUCE JAFFE,	)
DONALD LAYDEN, JR., MICHAEL	)
LEITNER, ERVIN SHAMES, WILLIAM	)
WASHECKA, BARRY WESSLER, ONLINE	)
RESOURCES CORPORATION, ACI	)
WORLDWIDE, INC., and OCELOT	)
ACQUISITION CORP.,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

FOR BREACH OF FIDUCIARY DUTY

Plaintiff, Ilya Pichkhadze, by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

1. Plaintiff brings this class action on behalf of the public stockholders of Online Resources Corporation (“Online Resources” or the “Company”) against the members of Online Resources’ Board of Directors (the “Board” or the “Individual Defendants”) for their breaches of fiduciary duties arising out of their attempt to sell the Company to ACI Worldwide, Inc. (“ACI”) by means of an unfair process, for an unfair price, and without disclosing material information necessary for the stockholders to make an informed decision regarding whether to tender their shares.

2. On January 31, 2013, ACI and the Company announced a definitive agreement under which ACI, through its wholly owned subsidiary Ocelot Acquisition Corp. (“Merger Sub”), will commence a tender offer (the “Tender Offer”) to acquire all of the outstanding shares of Online Resources in an all-cash transaction for $3.85 per share (the “Proposed Transaction”). The Proposed Transaction is valued at approximately $263 million. The Tender Offer commenced on February 8, 2013 and is scheduled to close on March 8, 2013.

3. The Board and the Special Committee put their own interests a sale of the Company ahead of the interests of the stockholders in agreeing to the Proposed Transaction. Despite setting out to consider strategic alternatives in an effort to satisfy the holders of the Company’s Series A1 Convertible Preferred Stock (“Company Preferred Stock”), who indicated that they are seeking the full redemption price of approximately $129.1 million in July 2013, the Board quickly changed course when approached with an offer for a sale.

4. Once ACI expressed an interest in pursuing an acquisition of the Company in the fall of 2012, the Board and Special Committee pursued this sale option to the exclusion of other options, such as interest by two private equity firms in making an equity investment in the Company in connection with the refinancing of the Company’s Preferred Stock.

5. Members of the Board and management will receive substantial cash payments for tendering their shares and for agreeing to a sale. Defendant Joseph L. Cowan (“Cowan”), the Company’s Chief Executive Officer (“CEO”), will receive over $1.5 million for his shares and approximately $2 million for change of control severance payment.

6. Not only did the Board and the Special Committee unfairly favor their own interests in agreeing to a sale, but the Board further breached its fiduciary duties by agreeing to the Proposed Transaction for inadequate consideration. The valuation analyses conducted by the Special Committee’s own financial advisor, SunTrust Robinson Humphrey, Inc. (“Suntrust”), set forth implied values for the Company substantially higher than the agreed upon $3.85 per share. Additionally, given Online Resources’ recent strong performance and its future growth prospects, the consideration stockholders will receive is inadequate and undervalues the Company.

7.Defendants have exacerbated their breaches of fiduciary duty by agreeing to lock up the Proposed Transaction with deal protection devices that unreasonably restrain other bidders from making a successful competing offer for the Company. Specifically, pursuant to the merger agreement dated January 30, 2013 (the “Merger Agreement”), defendants agreed to: (i) a strict no-solicitation provision that prevents the Company from soliciting other potential acquirors or even continuing discussions and negotiations with potential acquirers; (ii) a provision that provides ACI with three (3) business days to match any competing proposal in the event one is made; and (iii) a provision that requires the Company to pay ACI a termination fee of $8.0 million in order to enter into a transaction with a superior bidder. These provisions substantially and improperly limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives, including a sale of all or part of Online Resources.

8. The Proposed Transaction is further locked up by shareholder agreements entered into by certain funds affiliated with TCP (defined herein), which collectively beneficially own 22.3% of all outstanding shares of the Company’s stock, and defendant Cowan, who owns 1.4% of the Company’s outstanding stock (the “Shareholder Agreements”). Through the shareholder agreements, not only have these parties agreed to tender their shares, but they have also agreed to vote against any alternative acquisition proposal.

9. The Individual Defendants have further breached their fiduciary duties by failing to provide stockholders with material information necessary for an informed decision regarding the Tender Offer. On February 8, 2013, Online Resources filed a Recommendation Statement on Schedule 14D-9 (“Recommendation Statement”) with the United States Securities and Exchange Commission (“SEC”) in connection with the Tender Offer. The Recommendation Statement fails to provide material information to Online Resources’ stockholders.

10. The Individual Defendants have breached their fiduciary duties of loyalty and due care, and Online Resources, ACI and Merger Sub have aided and abetted such breaches by Online Resources’ officers and directors. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until defendants cure their breaches of fiduciary duty.

PARTIES

11. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of Online Resources.

12. Defendant Online Resources is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal executive offices at 4795 Meadow Wood Lane, Chantilly, Virginia 20151.

13. Defendant Joseph Cowan (“Cowan”) has been the President and CEO of the Company, and a director of the Company since 2010.

14. Defendant John Dorman (“Dorman”) has been the Chairman of the Board since 2010 and a director since 2009. Additionally, Dorman served as interim CEO of the Company from April 2010 through June 2010.

15.Defendant Edward Horowitz (“Horowitz”) has been a director of the Company since 2008.

16. Defendant Bruce Jaffe (“Jaffe”) has been a director of the Company since 2009.

17. Defendant Donald Layden, Jr. (“Layden”) has been a director of the Company since 2010.

18. Defendant Michael Leitner (“Leitner”) has been a director of the Company since 2007. Leitner is a managing partner at Tennenbaum Capital Partners, LLC (“TCP”). Funds affiliated with TCP collectively beneficially own approximately 22.3% of all outstanding shares of Online Resources (on an as-converted basis).

19. Defendant Ervin Shames (“Shames”) has been a director of the Company since 2000.

20. Defendant William Washecka (“Washecka”) has been a director of the Company since 2004.

21. Defendant Barry Wessler (“Wessler”) has been a director of the Company since 2000.

22. Defendants referenced in ¶¶ 13 through 21 are collectively referred to as the previously-defined Individual Defendants and/or the Board.

23. Defendant ACI is a Delaware corporation with its headquarters located at 3520 Kraft Road, Naples, Florida 34105. ACI develops, markets, installs, and supports a broad line of software products and services primarily focused on facilitating electronic payments. Through its integrated suite of software products and hosted services, ACI delivers a broad range of solutions for payments processing, card and merchant management, online banking, mobile, branch and voice banking, fraud detection, and trade finance.

24. Defendant Merger Sub is a Delaware corporation and a direct wholly owned subsidiary of ACI that was created for the purposes of effectuating the Proposed Transaction.

CLASS ACTION ALLEGATIONS

25. Plaintiff brings this action as a class action pursuant to Court of Chancery Rule 23 on behalf of all persons and/or entities that own Online Resources common stock (the “Class”). Excluded from the Class are defendants and their affiliates, immediate families, legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

26. This action is properly maintainable as a class action. The Class is so numerous that joinder of all members is impracticable. Plaintiff believes that there are thousands of members in the Class. According to the Merger Agreement, as of January 29, 2013, 32.9 million shares of common stock were represented by the Company as outstanding.

27. Questions of law and fact are common to the Class, including, inter alia, the following:

(i) Have the Individual Defendants breached their fiduciary duties of undivided loyalty or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Transaction;

(ii) Have the Individual Defendants breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Transaction;

(iii) Have the Individual Defendants, in bad faith and for improper motives, impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets;

(iv) Have the Individual Defendants failed to provide stockholders with material information necessary for an informed decision regarding whether to tender their shares;

(v) Whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated;

(vi) Have Online Resources, ACI, and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(vii) Is the Class entitled to injunctive relief or damages as a result of defendants’ wrongful conduct.

28. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

29. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members’ ability to protect their interests.

30. Defendants have acted on grounds generally applicable to the Class, making appropriate final injunctive relief with respect to the Class as a whole.

FURTHER SUBSTANTIVE ALLEGATIONS

31. Online Resources develops and supplies its proprietary Digital Payment Framework to power financial interactions between millions of consumers and financial institution and biller clients. The Company provides web and phone-based financial technology services to financial institution, biller, card issuer, and creditor clients to fulfill payment, banking and other financial services to their millions of consumer end users. Specifically, Online Resources enables its clients to provide their consumer end users with the ability to perform various self-service functions, including electronic bill payments and fund transfers as well as gain online access to their accounts, transactions histories, and other information.

The Proposed Transaction Resulted from and Inadequate Process

32. The Proposed Transaction is the result of a process in which the Individual Defendants put their own interests ahead of the Company’s stockholders.

33. TCP holds all of the outstanding shares of the Company’s Series A-1 Convertible Preferred Stock. In June 2011, the Company began considering ways to provide a portion of the funding necessary to address the right of the holders of the Company Preferred Stock to redeem all or part of their shares of the Company Preferred Stock for approximately $129.1 million in July 2013. The Company anticipated that it would not have sufficient funds legally available pursuant to Delaware law to redeem the Company Preferred Stock in July 2013 without monetizing assets or obtaining additional capital.

34. At this time, defendant Cowan reached out to three industry participants regarding acquisition of the Company’s banking business. Although discussions with Strategic Acquirer A were ongoing through 2011, in January 2012, negotiations fell apart.

35. In March of 2012, the Board expanded the role of the Special Committee to evaluating and recommending alternatives in connection with the Company Preferred Stock. Between March 2012 and July 2012, the Special Committee met 11 times regarding alternatives. No solution was reached, and no action was taken at this time.

36. Yet when Wells Fargo Securities Inc. (“Wells Fargo”) approached the Company on behalf of ACI to discuss a possible combination of the two entities, defendant Cowan and the Special Committee began moving things rapidly towards a sale.

37. Even though ACI dropped the consideration from the $4.25 offered in its initial indication of interest to $3.60, the Board continued to extend exclusive negotiations with ACI.

38. In early January, the Company received proposals from Private Equity Firm A and Private Equity Firm B to redeem the Company Preferred Stock in full. Despite the fact that this was what the Company had set out to do originally, the Board recognized that it would personally benefit far more by a sale of the Company, and continued to work on the deal terms with ACI.

39. Even when presented with possible solutions for the redemption issue associated with the Company Preferred Stock, the Board put its own interests ahead of shareholders in pursuing a sale that would offer its members an immediate and substantial cash payout.

40. The table below sets forth the number of shares held by the directors and executive officers of the Company as of February 6, 2013 and the amount of cash consideration they will receive for the shares in the Tender Offer:

Executive Officer/Director	Number of Shares Owned (#)(1)	Value of Shares Owned ($)
Joseph L. Cowan	397,269	1,529,486
Eric M. Labiak	30,693	118,168
Jeffrey L. Kissling	35,798	137,822
Janie M. West	21,546	82,952
John C. Dorman	106,739	410,945
Edward D. Horowitz	41,670	160,430
Bruce A. Jaffe	43,162	166,174
Donald W. Layden, Jr.	37,984	146,238
Michael E. Leitner(2)	—	—
Stephen W. Ryan	10,585	40,752
Ervin R. Shames	71,303	274,517
William H. Washecka	61,437	236,532
Barry D. Wessler	79,907	307,642

41. Additionally, defendant Cowan will receive approximately $2 million worth of potential severance payments.

42. When presented with the option of selling the Company or solving the issue relating to the 2013 redemption of the Company Preferred Stock, given the substantial cash payments they could receive immediately, it is unsurprising that the Board members opted to put their own interests ahead of the stockholders and choose the sale.

The Proposed Transaction Offers Inadequate Consideration to Stockholders

43. Not only did the Board members put their own interests ahead of the stockholders in agreeing to the sale, but they also seem to have agreed to an inadequate price. Given the Company’s implementation of a long-term strategic growth plan aimed at increasing long-term shareholder value and its recent strong performance that exceeded management’s expectations, the Proposed Transaction consideration appears to significantly undervalue the Company.

44. In the Company’s 2011 Annual Report, defendant Cowan highlighted that Online Resources was in the process of implementing a long-term strategic growth plan that would position the Company for future growth. The long-term strategic growth plan was extensive and included a wide range of changes in various aspects of the Company, ranging from changes to the organizational structure to hiring new employees to updating and upgrading the Company’s core technology. Furthermore, Cowan explained that the long-term strategic growth plan, although unfinished, was “progressing well and that we [the Company] expect to achieve our long-term financial goals.” Cowan cautioned that results might not come overnight, but assured investors that “we have arrived at the point where our foundation is becoming solid and we can begin to invest for the future.” He continued, “I remain convinced that our actions – from already completed to planned for this year – are the right ones to solidify our future and deliver shareholder value.”

45. The Company reported its first quarter financial results, for the quarter ended March 31, 2012, in a May 7, 2012 press release. The Company reported revenues of $41.3 million, which was 5% higher compared to the revenues from the first quarter of 2011. Online Resources also announced EBITDA of $8.6 million compared to a loss of $3.2 million for the same quarter of the prior year and Adjusted EBITDA of $10.8 million compared to $6.2 million in the first quarter of 2011. In the press release, Cowan commented that he was “pleased with the progress the Company is making on the long-term strategic growth plan” and believed that the “revenue and earnings growth we saw this past quarter are partially the result of the plan we set upon over a year ago.” He expressed optimism about the Company’s future, stating, in relevant part, “I’m confident in the course we have set for the Company and the expectations we discussed two months ago.”

46. On August 2, 2012, the Company reported its financial results for the second quarter, for the period ended June 30, 2012. The Company’s second quarter revenue was $40.4 million, compared to $38.3 million from the comparable quarter of the prior year. Additionally, Online Resources reported EBITDA of $6.8 million compared to $3.8 million from the same time period of the prior year and Adjusted EBITDA of $8.5 million, an increase compared to $6.8 million for the second quarter of 2011. All three measures – Revenue, EBITDA, and Adjusted EBITDA – exceeded the Company’s projections. As a result, Cowan increased the Company’s expectations for 2012 and commented on Online Resources’ future growth prospects, stating in relevant part:

As a result of our stronger than expected performance through the first half of 2012, I now believe that our financial performance for the full year will be slightly better than what we have previously disclosed. That being said, we still anticipate incurring material increased costs over the next two quarters as we continue to make growth investments. These investments will likely result in lower earnings in the second half of 2012 when compared to the first half of the year, but should drive increased revenue and earnings growth in late 2013 and beyond.

47. The Company maintained its positive momentum into the third quarter of 2012, for the period ended September 30, 2012. In a November 8, 2012 press release, the Company announced revenue of $41.3 million compared to revenue of $38.4 million in the third quarter for the prior year. Additionally, Online Resources reported EBITDA of $6.8 million compared to $5.7 million in the third quarter of 2011 and Adjusted EBITDA of $7.8 million, which was also greater than the $7.1 million for the same period of the prior year. For the second straight quarter, revenue, EBITDA, and Adjusted EBITDA exceeded the Company’s expectations. Importantly, defendant Cowan stated that the Company was entering a major stage in the Company’s long-term strategic growth plan and explained the effect that the plan would have on the Company’s future business prospects. Cowan commented, in relevant part:

As can be seen from the sequential decline in earnings in the third quarter, we have entered the major investment stage of our strategic growth plan. We anticipate that these investments will continue to grow in the fourth quarter of 2012. These investments in product management, marketing, sales, and client services, operations and technology should allow us to drive increased revenue and earnings growth in late 2013 and beyond.

48. In addition, as of September 29, 2012, the Company’s book value per share for the most recent quarter was $4.04, which is greater than the proposed consideration.

49. Even the valuation analyses conducted by Suntrust, the Special Committee’s financial advisor, show a higher implied per share value for the Company. The Selected Companies Analysis showed a high value of $4.66 per share; the Selected Transaction Analysis resulted in an implied valuation reference range of $4.61 to $6.56 per share; and the Discounted Cash Flow Analysis showed a high value of $5.59 per share.

50. Furthermore, the Proposed Transaction consideration fails to adequately compensate Online Resources’ shareholders for the significant synergies created by the merger. The Proposed Transaction is a strategic merger for ACI and the Proposed Transaction will make available to financial institutions the preeminent online and mobile banking, will payment, and presentment solutions. As specified in the January 31, 2013 press release announcing the Proposed Transaction, ACI “anticipates that with Online Resources it will achieve annual cost synergies of approximately $19.5 million. The transition is expected to be accretive to full year non-GAAP earnings in 2013.”

51. Despite the significant synergies inherent in the transaction for ACI, however, the Board failed to secure a fair price for the Company, either for the intrinsic value of its assets or the value of the Company’s assets to ACI.

52. ACI is seeking to acquire the Company at the most opportune time, at a time when Online Resources’ stock is temporarily trading at depressed prices as a result of the Company’s implementation of the long-term strategic growth plan, the Company is performing very well, and is positioned for tremendous growth.

The Deal Protection Provisions Inhibit Competing Offers

53. In addition, as part of the Merger Agreement, defendants agreed to certain onerous and unreasonable deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

54. Section 5.8 of the Merger Agreement includes a “no solicitation” provision barring the Company from soliciting interest from other potential acquirers in order to procure a price in excess of the amount offered by ACI. Section 5.8 demands that the Company terminate any and all prior or on-going discussions with other potential acquirers.

55. Pursuant to Section 5.8(b) of the Merger Agreement, should an unsolicited bidder submit a competing proposal, the Company must notify ACI of the bidder’s identity and the terms of the bidder’s offer. Thereafter, Section 5.8(e) demands that should the Board determine to enter into a superior competing proposal, it must grant ACI three (3) business days in which the Company must negotiate in good faith with ACI (if ACI so desires) and allow ACI to amend the terms of the Merger Agreement to make a counter-offer so that the competing proposal no longer “continues to be a Superior Proposal.” In other words, the Merger Agreement gives ACI access to any rival bidder’s information and allows ACI a free right to top any superior offer simply by matching it. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly assures that any “auction” will favor ACI and piggy-back upon the due diligence of the foreclosed second bidder.

56. The Merger Agreement also provides that the Company must pay ACI an $8.0 million termination fee if the Company decides to pursue the competing offer, thereby essentially requiring that the competing bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.

57. ACI is also the beneficiary of a “Top-Up” provision that ensures that ACI gains the shares necessary to effectuate a short-form merger. Pursuant to the Merger Agreement, if ACI receives 90% of the shares outstanding through its tender offer , it can effect a short-form merger. In the event ACI fails to acquire the 90% required, the Merger Agreement contains a Top-Up provision that grants ACI an option to purchase additional shares from the Company in order to reach the 90% threshold required to effectuate a short-form merger.

58. Moreover, in connection with the Proposed Transaction, defendant Cowan and certain funds affiliated with TCP, who collectively own approximately 23.7% of Online Resources’ common stock (on an as-converted basis), have entered into Shareholder Agreements with ACI, pursuant to which they will tender their shares as part of ACI’s Tender Offer and have committed not to support any alternative transaction. Accordingly, 23.7% of Online Resources’ common stock is already “locked up” in favor of the Proposed Transaction.

59. Ultimately, these unreasonable deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

The Recommendation Statement Fails to Provide Material Information

60. The Recommendation Statement filed in conjunction with the Tender Offer fails to provide stockholders with material information regarding the process and the valuation analyses conducted by Suntrust necessary for stockholders to make an informed decision regarding whether to tender their shares.

The Process

61. The Recommendation Statement fails to disclose whether any of the parties who negotiated with the Company from 2011 forward, including, but not limited to Strategic Acquirer A, Strategic Acquirer B, Private Equity Firm A, Private Equity Firm B, and Private Equity Firm C, entered into confidentiality agreements with the Company and if so, whether these agreements had standstill provisions.

62. The Recommendation Statement fails to disclose Strategic Acquirer A’s basis for withdrawing its proposal to acquire the Company in January 2012.

63. The Recommendation Statement fails to disclose the terms of Barclays Capital’s (“Barclays”) engagement including any fee arrangements and whether Barclays performed any work for the Company or ACI in the past five years.

64. The Recommendation Statement fails to disclose how Raymond James & Associates (“Raymond James”) identified the five different industry participants it contacted in November 2012 regarding acquiring the Company.

65. The Recommendation Statement fails to disclose the Special Committee’s basis for declining ACI’s proposal pertaining to continued employment of the Company’s executive officers post-Proposed Transaction on January 27, 2013.

66. The Recommendation Statement fails to disclose whether ACI extended offers of continued employment to any of the Company’s executive officers or offers of director positions to any of the Company’s current directors, or the timing of such discussions.

67. The Recommendation Statement fails to disclose material facts regarding the work performed by Suntrust for the Company in the last five years and the compensation it received for such work, including the terms of Suntrust’s role as a participant lender under the Company’s revolving credit facility.

68. The Recommendation Statement fails to disclose whether Suntrust performed any services for ACI in the past five years and the amount of compensation it received.

Suntrust’s Valuation Analysis

69. With regard to the Selected Companies Analysis, the Recommendation Statement fails to disclose the actual multiples observed for each selected company in the analysis and fails to provide Suntrust’s basis for selecting the multiples ranges applied to management’s EBITDA estimates.

70. With regard to the Selected Transactions Analysis, the Recommendation Statement fails to disclose the multiples observed for each selected transaction, the value of the selected transactions, and Suntrust’s basis for selecting the multiples range applied to management’s EBITDA estimates.

71. With regard to the Discounted Cash Flow Analysis, the Recommendation Statement fails to disclose the assumptions used in calculating the discount rate of 5.7% to 17.7%, including the weighted average cost of capital, and the basis for selecting the terminal multiple range.

72. Accordingly, plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

CLAIMS FOR RELIEF

COUNT I

Breach of Fiduciary Duties

(Against All Individual Defendants)

73. Plaintiff repeats all previous allegations as if set forth in full herein.

74. The Individual Defendants have knowingly and recklessly and in bad faith violated their fiduciary duties of care and loyalty owed to the public shareholders of Online Resources and have acted to put their personal interests ahead of the interests of Online Resources shareholders.

75. The Individual Defendants’ recommendation of the Proposed Transaction will result in a change of control of the Company which imposes heightened fiduciary responsibilities to maximize Online Resources’ value for the benefit of the stockholders and requires enhanced scrutiny by the Court.

76. The Individual Defendants have breached their fiduciary duties of loyalty, good faith, and independence owed to the shareholders of Online Resources because, among other reasons:

(a) they failed to take steps to maximize the value of Online Resources to its public shareholders and took steps to avoid competitive bidding;

(b) they failed to properly value Online Resources;

(c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Transaction; and

(d) they failed to provide stockholders with material information necessary to make an informed decision regarding whether or not to tender.

77. As a result of the Individual Defendants’ breaches of their fiduciary duties, plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Online Resources’ assets and will be prevented from benefiting from a value-maximizing transaction.

78. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

79. Plaintiff and the Class have no adequate remedy at law.

COUNT II

Aiding and Abetting

(Against Online Resources, ACI, and Merger Sub)

80. Plaintiff repeats all previous allegations as if set forth in full herein.

81. As alleged in more detail above, defendants Online Resources, ACI, and Merger Sub have aided and abetted the Individual Defendants’ breaches of fiduciary duties.

82. As a result, plaintiff and the Class members are being harmed.

83. Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, plaintiff demands judgment against defendants jointly and severally, as follows:

(A) declaring this action to be a class action and certifying plaintiff as the Class representative and his counsel as Class counsel;

(B) enjoining, preliminarily and permanently, the Proposed Transaction;

(C) in the event that the Proposed Transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding plaintiff and the Class rescissory damages;

(D) directing that defendants account to plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E) awarding plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of plaintiff’s attorneys and experts; and

(F) granting plaintiff and the other members of the Class such further relief as the Court deems just and proper.

Dated: February 13, 2013		RIGRODSKY & LONG, P.A.

	By:	/s/ Seth D. Rigrodsky
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
2 Righter Parkway, Suite 120
Wilmington, DE 19803
(302) 295-5310

Attorneys for Plaintiff

OF COUNSEL:

LEVI & KORSINSKY, LLP

Donald J. Enright

1101 30th Street, N.W., Suite 115

Washington, DC 20007

(202) 524-4290

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